Exhibit 99.1

July 8, 2009

Below is an announcement that Thomson Reuters made on July 8, 2009 in the United Kingdom via RNS, a Regulatory Information Service.

Thomson Reuters Mails Shareholder Documents for DLC Unification Meetings

NEW YORK, NY, July 8, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today mailed the following documents to its shareholders in connection with its upcoming meetings to be held on August 7, 2009, at which shareholders will be asked to approve the proposed unification of Thomson Reuters dual listed company (DLC) structure and related resolutions:

•	Management information circular;
•	Notices of meetings; and
•	Forms of proxy.

Eligible holders of Thomson Reuters PLC ordinary shares and American Depositary Shares (ADSs) were also sent dealing facility documentation.

These documents are available on www.thomsonreuters.com in the Investor Relations section. The documents were filed with the Canadian securities regulatory authorities and will be available at www.sedar.com. The documents were also filed with the U.S. Securities and Exchange Commission and will be available at www.sec.gov. Copies of the circular, notices of meetings, forms of proxy, dealing facility documentation and transfer election forms applicable to Thomson Reuters PLC shareholders will be available at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom.  Transfer election forms, draft Thomson Reuters Corporation articles and by-laws and terms and conditions of the nominee facility through which certain of the Thomson Reuters Corporation depositary interests will be held are also available on www.thomsonreuters.com in the Investor Relations section. Hard copies may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com or by phone at 1.800.969.9974.
The meetings will be held in Toronto and London on August 7, 2009 at 8:30 a.m. (Eastern Daylight Time) / 1:30 p.m. (British Summer Time). The meetings will be webcast at www.thomsonreuters.com. Holders of Thomson Reuters Corporation common shares as of 5:00 p.m. (Eastern Daylight Time) / 10:00 p.m. (British Summer Time) on July 2, 2009 and holders of Thomson Reuters PLC ordinary shares as of 1:00 p.m. (Eastern Daylight Time) / 6:00 p.m. (British Summer Time) on August 5, 2009 will be entitled to vote at the meetings.

Contacts:

Fred Hawrysh Senior Vice President, Corporate Affairs 1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations 1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of Corporate Communications, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com